October 20, 2005

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0405

Re:	USI Holdings Corporation

Form 10-K for the fiscal year ended December 31, 2004

Form 10-Q for the quarterly period ended March 31, 2005

File No.000-50041

Dear Mr. Rosenberg:

We appreciate the opportunity to present this analysis of the accounting conclusions reached regarding USI Holdings Corporation’s (the “Company”) accounting for common stock issued through conversion of preferred shares when put options, originally issued in relation to convertible preferred securities, are present. This analysis is in addition to the information provided in our letters to you dated June 27, 2005, July 26, 2005 and August 31, 2005.

SUBJECT:

Accounting treatment for Common Stock issued through conversion when put options, originally issued in convertible preferred securities, are present.

FACTS:

The Company, prior to its initial public offering (“IPO”), issued preferred stock pursuant to preferred stock subscription agreements as a portion of consideration to sellers in acquisitions made by the Company.

The preferred stock subscription agreements included written put options, allowing the sellers, in the event of involuntary termination due to death or disability, or by the Company without cause, to put shares back to the Company at the then current fair value, not to exceed the original dollar value assigned to the preferred shares issued as acquisition consideration. Upon the occurrence of any of the triggering events, the put holder (seller) could receive cash equal to the fair value of the shares put, with no guaranteed minimum redemption value, subject to the dollar value limitation of their basis in the stock. The Company classified the dollar value of the aggregate amount of preferred stock subject to the written put options in mezzanine equity in accordance with ASR 268.

The put rights generally continued as long as the put holders owned the preferred shares and remained employed by the Company. The put rights were non-transferable and the initially issued preferred shares were generally non-transferable.

Upon the consummation of the IPO, all preferred shares, including the preferred shares issued to sellers in connection with previous acquisitions made by the Company, were converted to common stock. The common stock received upon conversion by the preferred share holders was the same class of common stock issued to the public. The common stock does not contain any feature or obligation requiring the Company to repurchase the shares.

At the time of the IPO, because the previously existing preferred stock subscription agreements did not specifically address the impact of a preferred share to common stock conversion on the individual written put options, the Company consulted with legal counsel to evaluate how the put options would be evaluated post IPO/conversion. The issue surrounded how the put option would interact with converted common shares that were now freely tradable at fair value and how certain transactions the holder of the put might initiate would terminate the put option. There being no clear legal conclusion as to how the seller’s put rights would be viewed upon the conversion, and no clear legal view as to how the put would interact with the issued common shares, which were freely tradable following the IPO, the Company made the determination that it would continue to honor the written put options in the event that a put holder put their stock to the Company and could demonstrate or otherwise attest to not having previously sold any shares of common stock (i.e. the Company would consider the put right expired upon the sale of any common stock in the public market). It is appropriate to note that the put rights were contained in separate agreements with individual shareholders which were still legally outstanding (i.e. they were not included in the terms of the shares themselves nor were they transferable) and that they had meaningful value until the expiration of the IPO lock-up period. While the common shares were illiquid in the post IPO lock-up period, the Company continued to classify an estimate of the dollar amount of its potential aggregate cash obligation to repurchase its common stock subject to these written put options in mezzanine equity. Subsequent to the conversion and lock-up expiring, when the common stock became freely exchangeable in the market, the Company considered the put essentially worthless for the reason that the put was no longer necessary to effectuate liquidity, which was really the tangible right conveyed to the original preferred stock subscription holder. So, upon expiration of the IPO lock-up period, because the shares which had been subject to the lock-up were no longer restricted from sale in the public market, the put option no longer represented a true net cash obligation of the Company and consequently the common stock represents permanent equity to the Company. Additionally, the Company determined the value of the written put options were reduced to a nominal amount (i.e. the value representing trade execution costs potentially saved by the holder putting the shares back to the Company as opposed to selling the shares in the open market) and included the fair value of the put option in liabilities. Coinciding with the expiration of the lock-up, SFAS 150 was issued.

As an update, in October 2005, as a result of further analysis and discussions with the SEC regarding the put options, the Company initiated dialogue with each of the remaining employees with whom the Company had reason to suspect that the put option may potentially be considered in-force. As of the date of this letter, employees representing 54% of the shares estimated to have put rights have agreed that they do not consider the put option to have value to them and have agreed to amend the subscription agreement to clarify that the put option is expired (for receipt of $1 of consideration).

QUESTION:

Should the Company consider the put options, originally issued to preferred shares holders, as being separable or inseparable from the converted common shares, and how should the common shares be classified in the financial statements?

COMPANY’S ANALYSIS:

The Company concluded that the common stock is permanent equity because the put options are separable financial instruments that should be accounted for in accordance with SFAS No. 150, par. 11.

SFAS 150 defines a financial instrument that is accounted for as a separate instrument as one that is entered into separately and apart from any of the entity’s other financial instruments or equity transactions, or that is entered into in conjunction with some other transaction and is legally detachable and separately exercisable.

In evaluating the appropriate accounting treatment, the Company considered several factors, including that subsequent to conversion of the preferred shares (which contained the put option in the subscription agreement), the common shares represent an equity instrument that was entered into separately and apart from the subscription agreement. The put option in the subscription agreement provided the holder of the previously non-transferable preferred shares a liquidity option, however, upon conversion the put option was no longer viewed as an instrument that was entered into with the equity shares. The former preferred share holders received the same freely tradable shares that other common share investors received upon IPO. As discussed further above, subsequent to the IPO and lock-up period expiring, the Company considered that it no longer had a true cash obligation relating to the put obligation, thereby providing an additional consideration factor that the common shares should be displayed in permanent equity. In addition, the Company considered the separately exercisable and legally detachable nature of the put options based on the evidence demonstrated by several indicators: 1) the put options were originally linked to preferred shares that no longer exist post conversion, 2) the put option conveyed through the subscription agreement is not transferable, however, the converted common shares are transferable and 3) because the put option conveys to the holder a right to put to the Company under limited circumstances an aggregate number of shares at fair value capped at the original sales price, a variable number of shares would be “putable” at any given balance sheet date. That is, subsequent to conversion, the put holder’s right is not attached to individual shares, but rather provides the put holder a right to liquidate a variable number of common shares limited to the lesser of the fair value of the common stock or the original acquisition price for which the preferred subscription rights were issued.

Based on the above, the Company believes that the put option is a freestanding financial instrument that is legally detachable and separately exercisable from the common shares outstanding.

MATERIALITY:

Although the Company believes its accounting is appropriate, we acknowledge that two reasonable people equipped with all of the facts could conclude differently on the accounting for the written put options and common stock. Like many accounting decisions, this decision required an analysis of the facts, and ultimately, the Company’s judgment to apply relevant guidance to a unique set of facts, which we did thoughtfully and in good faith.

To put this question of accounting in perspective, if the Company accounted for the common stock as if it were redeemable the aggregate dollar value of common stock that would have been classified as temporary equity is estimated to be approximately $10.9 million, $10.1 million and $3.1 million at December 31, 2003, December 31, 2004 and at the date of this letter, respectively. This represents 4.2%, 3.1% and 0.8% of consolidated shareholders’ equity at each date, respectively, and was aggregated by assuming that each employee (unless otherwise known) who currently holds shares has never sold common shares they received upon conversion, which, based on a reasonable interpretation of the original subscription agreement would be cause for the put to expire. The Company determined the selected accounting presentation was appropriate, however, given the relatively immaterial amounts involved and the subjective nature of whether the put option would meet the definition of a freestanding financial instrument subsequent to the common share conversion, if one concluded that an alternative approach was more appropriate, we believe the alternative presentation would not create a material difference in presentation to the financial statements based on an evaluation of SAB 99.

In our evaluation, we considered both quantitative and qualitative factors. As a starting point we used a numerical threshold (5% of consolidated shareholders’ equity) and then considered a full analysis of all relevant qualitative consideration factors. Under SAB 99, we considered the following relevant factors in drawing our conclusion as to whether any of the indicators noted below would have a material impact with respect to an alternative presentation:

•	An alternative presentation does not arise from an item of precise measurement, as there are required to be certain assumptions regarding the legal enforcement of the put right subsequent to conversion;

•	An alternative presentation does not mask a change in earnings or other trends; it has no impact on operations or earnings;

•	An alternative presentation has no effect on analysts’ consensus expectations for the enterprise;

•	An alternative presentation does not change a loss into income or vice versa;

•	An alternative presentation has no effect on a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability;

•	An alternative presentation does not affect the registrant’s compliance with regulatory requirements;

•	An alternative presentation does not affect the registrant’s compliance with loan covenants or other contractual requirements;

•	An alternative presentation has no effect of increasing or decreasing management’s compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation; and

•	An alternative presentation would not involve concealment of an unlawful transaction.

Therefore, we concluded the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would not have been changed or influenced by consideration of an alternative financial statement presentation of the put option and the converted common stock.

We request the SEC to consider, that if an opposing view to that selected by the Company was preferred, that the current facts and materiality would not require amendment to the previously filed financial statements.

Very truly yours,

/s/ Robert S. Schneider
Robert S. Schneider
Executive Vice President and CFO